
June 10, 2010

Via U.S. Mail and Facsimile

Michael J. Cushman
President and Chief Executive Officer
North Valley Bancorp
300 Park Marina Circle
Redding, CA 96001

> **Re:** **North Valley Bancorp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 21, 2010**
> **File No. 000-10652**

Dear Mr. Cushman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A, filed May 21, 2010

General

1. Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement. Please explain to

us why you believe financial statements are not material in connection with issuing the mandatorily convertible preferred stock, or file a revised Schedule 14A that includes full financial statements. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3436 with any questions.

Sincerely,

Gregory Dundas
Senior Attorney

cc: Joseph G. Mason, Esq.
        Glenn T. Dodd, Esq.
            Dodd Mason George LLP